UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42906

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates
+97 142282568 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a Cayman Islands exempted company (the “Company”), is furnishing its unaudited financial statements and notes for the six months ended June 30, 2025. The financial statements and notes are attached as Exhibit 99.1 to this report. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 is attached as Exhibit 99.2 to this report.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements and Notes of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C for the Six Months Ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

Date: December 8, 2025	By:	/s/ Zhengang Tang
	Name:	Zhengang Tang
	Title:	Chief Executive Officer

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